SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司





RECEIVED

2008 APR 16 P 1:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 April 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 2 April 2008 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
APR 21 2008
THOMSON FINANCIAL

Ginny Chow
Assistant Company Secretary

Encl.

c.c. JP Morgan
- Mr. King Ho

E\vw\SL Asia\Directors' Meeting\ltr_ADR.doc.2

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

CLARIFICATION ANNOUNCEMENT
2007 FINAL RESULTS ANNOUNCEMENT

Reference is made to the 2007 Final Results announcement made by Shangri-La Asia Limited ("the Company") dated 1 April 2008 (the "Results Announcement").

The Company wishes to amend the section headed "Corporate Governance" in the Results Announcement by replacing the 2nd paragraph of the section with the following:

"During the year, the Company has met the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules"), except that the Company has not, prior to today, appointed a chief executive officer since Mr. Giovanni Angelini is, and has been since 1999, a chief executive officer of Shangri-La International Hotel Management Limited, which administers on a day-to-day basis the hotel business which accounts for a substantial portion of the Group's business interests. With the expansion of the Company's operations however, the Board is of the view that the roles of the Chairman and the Chief Executive Officer should now be separated and performed by different individuals. With effect from 2 April 2008 therefore, Mr. Kuok Khoon Ean is appointed as the Chairman of the Company and Mr. Kuok Khoon Loong, Edward is appointed as the President and Chief Executive Officer of the Company."

Save for the abovementioned amendment, all other information set out in the Results Announcement remain unchanged.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Director

Hong Kong, 2 April 2008

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Kian) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*

END